November 29, 2005	SVU:TSX-V

Spur Ventures 2005 Third Quarter Results

Vancouver, Canada – Spur Ventures Inc. (TSX Venture-SVU, NASDAQ OTC BB-SPVEF) today announced the results of its third quarter ended September 30, 2005. The following is a summary of key aspects of the Company’s operations to date. More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website. All figures are in Canadian dollars.

KEY DEVELOPMENTS

Yichang Spur Chemicals (YSC)

Spur’s NPK compounds fertilizer Joint Venture produced 11,969 mt of NPK’s in Q3, an increase of 18% over Q2 (10,110 mt) and 209% over Q3 2004 (3,873mt). The Q3 operating rate was 48% of capacity. Our engineering team continued to improve its operating skills resulting in increased plant efficiency.

YSC manages its production by being a market driven company and rapidly responding to changes in demand. The third quarter is the end of the summer season, typically a time of a low demand, but August and September are strong sales months because of the fall planting season. To match inventory with slow mid-summer demand, YSC extended its planned June shutdown to include the first half of July and produced 2,458 mt. September is usually the second largest demand season in northern China. In anticipation of strong fall sales, YSC increased production to 5,346 mt in August. However, a combination of inclement weather and resistance to high prices at the farm gate dampened demand so YSC again curtailed production in the last half of September to 4,163 mt as the fall season in northern China came to an early close. YSC had 5,590 mt of inventory on September 30 and is well positioned for the upcoming spring sales 2006 season which could begin as early as mid-December.

Sales for Q3 were $2,083K versus $1,495K in Q3 2004, a 39% increase. Cost of product sold reflected the fact that most raw material inputs have increased over 35% since the beginning of 2005. Gross profit was $90K vs ($71K) in 2004, reflecting the benefits of YSC’s improved operating efficiencies despite raw materials price increases. EBITDA was ($5K) vs ($38K) in 2004.

Year to date YSC operated at 38% capacity, producing 28,503 mt of NPK’s, and had sales volume of 24,103 mt resulting in revenues of $6,809K. Gross Profit was $500K, or 7% of revenues. EBITDA was $89K.

YSC has reached agreement with Yidu City to utilize a new gypsum disposal site 3.5 km from the Yidu plant site, thus setting a good standard for environmental compliance.

Cash Position

As of September 30, 2005, the Company had a balance of cash and cash equivalents of approximately $37 million.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

November 29, 2005

Outlook

“Globally 2004 was a strong year for the entire fertilizer industry including China. It is well to remember that China is an emerging market and despite the best planning efforts of the Chinese government, it is not a disciplined market. An excess of imported phosphate fertilizers coupled with inclement weather softened market demand, while higher raw material costs squeezed margins for all producers”, Spur CEO Rob Rennie said.

Management believes that the long-term fundamentals for China remain stronger than ever despite short-term challenges. The government of China has made two announcements which signal that demand for fertilizers will continue to increase and thus place Spur in a strong competitive position as a domestic producer. China has increased its import quotas for 2006 and will allow 3.45M mt of NPK imports versus the 2.0 M mt expected to be imported in 2005. As a prelude to its 11th Five-Year plan, China announced that by 2030 the population is anticipated to increase from the current 1.3B to 1.6B, requiring 640 M mt of grain production, a 25% increase over current levels. China’s ability to feed its growing population can only occur with increased rates of balanced fertilization and for this reason Spur will maintain its focus on producing NPK’s.

“These conditions give our team the opportunity to bring our fertilizer production and management experience into play. The mere fact that YSC has a positive Gross Profit YTD is a complement to the ability of the team to compete in the domestic market” Rennie said. “The only companies that will survive and grow in China are those with management expertise and who have their own natural resources in China. These are Spur’s strengths.” Rennie emphasized.

Raw material prices, particularly sulphuric acid and coal (which is used in energy production), are beginning to soften and this will go directly to Spur’s bottom line in 2006.

High inventories of other phosphate fertilizers, such as DAP, are being drawn down and it is anticipated that by YE05, demand for all fertilizers will increase again in anticipation of the 2006 spring fertilizer season.

Spur Ventures Inc. aims to be the premier integrated fertilizer manufacturer in China, with plans to produce up to one million tonnes per year of high -quality NPK fertilizer for domestic consumption in the central province of Hubei, China. These expansion plans include the development of the largest phosphate deposit in China, located near Yichang City.

For further information, please call Mr. Michael Kuta at 604-697-6201 or visit the website at www.spur-ventures.com.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com